     Filed by Duke Energy Corporation
 Pursuant to Rule 425 Under the Securities Act of 1933
 And Deemed Filed Pursuant to Rule 14a-12
 Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

The following presentation was given to certain Duke Energy employees on May 18, 2011.

Duke Energy®


Duke
Energy

Financial Update
Investor Perspective on the Merger

Lynn J. Good
Group Executive and Chief Financial Officer

SAFE HARBOR

SAFE HARBOR STATEMENT

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "should," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy's or Duke Energy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth or decline in Duke Energy's service territories, customer base or customer usage patterns; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornadoes; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; the performance of electric generation facilities and of projects undertaken by Duke Energy's non-regulated businesses; the results of financing efforts, including Duke Energy's ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy's credit ratings and general economic conditions; the level of creditworthiness of counterparties to Duke Energy's transactions; employee workforce factors, including the potential inability to attract and retain key personnel; construction and development risks associated with the completion of Duke Energy's capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger as well as in any amendments to that Registration Statement filed after that date. Additional risks and uncertainties are identified and discussed in Duke Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

SAFE HARBOR (CONT'D)

REG G DISCLOSURE

In addition, today's discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available on our Investor Relations website at *www.duke-energy.com/investors/*.

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy and on April 8, 2011, April 25, 2011 and May 13, 2011 Duke Energy filed with the SEC amendments to that Registration Statement. These materials are not yet final and may be further amended. Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. **Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information.** You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings." You may also obtain these documents, free of charge, from Progress Energy's website (www.progress-energy.com) under the tab "Investors" and then under the heading "SEC Filings."

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Strategic Combination Between Duke Energy and Progress Energy

Strategic Benefits

- Creates largest U.S. utility
- Substantial, diversified regulated business mix
- Unmatched financial and operational scale

Investor Benefits

- Long-term earnings growth target of 4-6 percent[1]
- Earnings accretive in year one[1]
- Maintain Duke Energy dividend policy
- Continued balance sheet strength

Customer Benefits

- Ability to create meaningful operational efficiencies for regulated electric customers over time


IL
IN
OH
PA
NJ
MD
DE
WV
VA
KY
TN
NC
SC
MS
AL
GA
FL
Duke Energy
Progress Energy

[1] Based upon adjusted diluted earnings per share

Predominantly Regulated Earnings Base and Cash Flows

- Regulated EBIT contribution of the combined operations will be approximately 87%
- Duke Energy is committed to growing its strong regulated earnings base

Business Mix

Duke Energy


Commercial Power 6%
DEI 14%
Regulated 80%

Progress Energy


Regulated ~100%

Combined


Commercial Power 4%
DEI 9%
Regulated 87%

Note: Forecasted 2011 adjusted segment EBIT contribution (based upon midpoint of Duke Energy's 2011 adjusted diluted EPS range of $1.35 - $1.40 and midpoint of Progress Energy's 2011 ongoing EPS range of $3.00 - $3.20). Excludes Duke Energy operations labeled as "Other" and Progress Energy operations labeled as "Corporate and Other Businesses".

Balancing Expectations of Investors


Dividends
Equity Investors
Cost of Capital
Fixed Income Investors
Balance sheet strength
Earnings growth

Attractive Dividend Policy

- Duke Energy dividend policy to be maintained
  - Continued growth in dividend at a rate slower than growth of adjusted diluted EPS
  - Targeting a long-term payout range of 65% to 70% of adjusted diluted EPS
  - Attractive payout and yield underscores compelling shareholder value proposition
  - Dividend quality supported by strong regulated earnings base
  - Duke Energy has an 84-year history of consecutive quarterly cash dividend payments

DUK Annual Dividend Per Share History



Spectra Energy Spin-Off (1)
Projected (subject to Board discretion)
$0.51 $0.55 $0.57 $0.59 $0.62 $0.65 $0.67 $0.70 $0.74 $0.78 $0.82 $0.86 $0.90 $0.94 $0.98 $1.02 $1.06 $1.10 $1.10 $1.10 $1.10 $1.10 $1.10 $1.10 $1.10 $1.24 $1.28 $0.88 $0.92 $0.96 $0.98 $1.00
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011E

Source: FactSet

(1)2007 decrease due to the spin-off of Spectra Energy to shareholders on 1/2/2007 as dividends subsequent to the spin-off were split proportionately between Duke Energy and Spectra Energy such that the sum of the dividends of the two stand-alone companies approximated the former total dividend prior to the spin-off

Note: Annual dividends are split-adjusted and reflect annualized Q4 dividend per share for each year

2011 Earnings Outlook

2011 Adjusted Diluted EPS Outlook Range

$1.35 – $1.40


$1.40
$1.30
$1.20
$1.10
Includes impact of weather (net of incentives above target)
$1.22
$1.43
$1.35 – $1.40
6% EPS CAGR
4% EPS CAGR
2009A
2010A
2011E

Attractive Rate Base Growth

Projected Capital Expenditures ($ B)


Regulated Maintenance
Regulated Growth
Non-Regulated
Discretionary Range
$8
$1
$4
$3
$8
$1
$1
$3
$3
$7
$1
$1
$2
$3
2010E
2011E
2012E

Projected Rate Base ($ B)


Progress Energy
Duke Energy
$40
$23
$17
$46
$27
$19
$49
$29
$20
Illustrative
2010E
2011E
2012E
2013E
2014E

Note: Forecasted capital expenditures are based on the original 2010-2012E standalone forecasts of Duke Energy and Progress Energy, as disclosed in February 2010, respectively, as well as the midpoint of Duke Energy's expected discretionary capital expenditure range; Projected rate base includes both retail and wholesale; Duke Energy's projected rate base is based upon estimated amounts which would be expected to qualify for rate base treatment at each period and is not based upon actual expected timing of rate base changes resulting from rate cases.

Strong Credit Quality and Liquidity

- Highly committed to Duke Energy's current strong credit ratings
- Lower overall risk profile resulting from increased regulated earnings base and cash flows
- Strong balance sheet strength with $92 B in total assets[1]
- Increased regulatory diversity with presence in six traditionally constructive regulatory jurisdictions
- Broad and reliable access to capital markets and liquidity

Projected Debt/Total Capitalization


50%
51%
51%
2011E
2012E
2013E

Note: Debt/Total Capitalization is unadjusted; 2011E is estimated as transaction is not targeted to close until end of 2011

[1] Total assets are as of 12/31/2010 and are a summation of the two stand-alone companies and do not include any purchase accounting adjustments from this transaction.

Pro Forma Liquidity ($ B)


Duke Energy
Progress Energy
$1.8
$0.7
$1.1
$5.3
$2.0
$3.3
$0.8
$0.8
$6.3
$2.7
$3.6
Cash and equivalents
Total Available Credit Facilities
Utilized Amount
Available Liquidity

Note: Pro forma liquidity is as of 09/30/2010; Duke Energy cash and equivalents excludes certain cash and short-term investments in foreign jurisdictions of approximately $675 M

Merger Reaction From Wall Street

- Overall, merger has been well-received
- Strategic logic is compelling
  - Improves risk profile (higher regulated business mix)
  - Provides diversification (regulatory, generation mix, etc)
  - Provides fuel and joint dispatch savings to customers
  - Earnings accretive to investors
- Positions us well in 4-6% earnings growth rate range
- Retention of merger synergies for investors is important


11-21
WALL ST
BROAD

Shareholder Value Track Record



Total Shareholder Return (%)
1 year
3 year
5 year
15.1%
5.7%
9.5%
12.6%
(8.3%)
(15.4%)
4.7%
7.9%
12.0%
20.9%
44.2%
32.3%
S&P 500
UTY
Duke Energy
Progress Energy
S&P 500
UTY
Duke Energy
Progress Energy
S&P 500
UTY
Duke Energy
Progress Energy

Source: Bloomberg as of 12/31/2010

Status of Merger Filings (As of May 18, 2011)

Stakeholder	Progress on Key Milestones	Filed	Approved
Shareholder	▪ Filed initial S-4 for SEC review on March 17, 2011; On April 8, 2011, April 25, 2011 and May 13, 2011, filed amendments to S-4 ▪ Shareholder meetings in 2Q/3Q 2011	☑	☐
Department of Justice (DOJ)	▪ The parties have met their obligations under the Hart-Scott-Rodino Act, which is no longer a bar to closing the transaction	☑	Waiting Period Expired
Federal Communications Commission (FCC)	▪ By early 3Q 2011, file for transfer of Progress Energy licenses	☐	☐
Federal Energy Regulatory Commission (FERC)	▪ Filed merger approval application and related filings on April 4, 2011	☑	☐
Nuclear Regulatory Commission (NRC)	▪ Filed for indirect transfer of Progress Energy licenses on March 30, 2011	☑	☐
North Carolina	▪ Filed merger approval application on April 4, 2011	☑	☐
South Carolina	▪ Submitted merger-related filing on April 25, 2011	☑	☐
Kentucky	▪ Filed merger approval application on April 4, 2011	☑	☐

Duke Energy®